

02006966

[UNIT]ED STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washin]gton, D.C. 20549

V f 36-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50351

FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trend Trader LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15030 North Hayden Rd. Suite 120
(No. and Street)

Scottsdale (City) AZ (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Seleznov 480-948-7146 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple + Cooper LLP
(Name — *if individual, state last, first, middle name*)

2700 North Central Ave
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Mark A. Seleznov, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Trend Trader LLC, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Mark Seleznov
Signature

Managing Partner
Title

Melissa L. Bass, Melissa L. Pierce
2/27/02
Notary Public


"OFFICIAL SEAL"
Melissa L. Pierce
Notary Public-Arizona
Maricopa County
My Commission Expires 8/5/2002

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

BDO SEIDMAN ALLIANCE

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

To The Members of
Trend Trader, LLC

In planning and performing our audit of the financial statements of Trend Trader, LLC (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(ii) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities,that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Semple & Cooper, LLP
Phoenix, Arizona

January 31, 2002

TRENDTRADER, LLC

FINANCIAL STATEMENTS

For The Year Ended
December 31, 2001

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

BDO SEIDMAN ALLIANCE

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

INDEPENDENT AUDITORS' REPORT

To The Members of
Trend Trader, LLC

We have audited the accompanying statement of financial condition of Trend Trader, LLC (A Limited Liability Company) as of December 31, 2001, and the related statements of operations and members' deficit, cash flows, and changes in subordinated borrowings for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trend Trader, LLC as of December 31, 2001, and results of its operations, changes in members' deficit, cash flows and changes in subordinated borrowings for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountants

Phoenix, Arizona
January 31, 2002

TREND TRADER, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents (Note 1)	$	27,381
Receivable from clearing broker and other		71,941
Securities owned, not readily marketable (Note 2)		33,290
Prepaid expenses		21,353
Deposits with clearing broker (Note 3)		25,031
Property and equipment, net (Notes 1, 4, 6 and 8)		144,576
Other deposits		9,596
Total Assets	$	333,168

LIABILITIES AND MEMBERS' DEFICIT

Notes payable (Note 5)	$	24,254
Capital lease obligations (Notes 1 and 8)		7,400
Accounts payable		93,559
Accrued expenses		8,495
Total Liabilities		133,708
Commitments and Contingencies: (Note 8)		-
Subordinated note payable - related party (Note 6)		275,000
Members' deficit		(75,540)
Total Liabilities and Members' Deficit	$	333,168

The Accompanying Notes are an Integral Part
of the Financial Statements

TRENDTRADER, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$ 2,128,063
Interest	21,617
Other	6,618
	2,156,298
Expenses:	
Employee compensation and benefits	443,345
Commissions and brokerage charges	1,119,169
Communications	130,821
Occupancy and equipment rental	116,695
Advertising and marketing	108,915
Depreciation	52,742
Interest expense	33,948
Other operating expenses	236,243
	2,241,878
Net Loss	(85,580)
Beginning Members' Deficit	(23,236)
Contributions	278,000
Distributions	(244,724)
Ending Members' Deficit	$ (75,540)

The Accompanying Notes are an Integral Part
of the Financial Statements

TRENDTRADER, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Net Loss	$ (85,580)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	52,742
Changes in Assets and Liabilities:	
Receivable from clearing broker and other	75,687
Prepaid expenses	3,293
Deposits with clearing broker	(27)
Other deposits	(140)
Accounts payable	(22,371)
Accrued expenses	(14,419)
Net cash provided by operating activities	9,185
Cash flows from investing activities:	
Purchase of fixed assets	(1,199)
Purchase of securities owned - not readily marketable	(14,390)
Net cash used by investing activities	(15,589)
Cash flows from financing activities:	
Repayment of debt	(26,063)
Repayment of capital lease obligations	(6,050)
Members' capital contributions	278,000
Members' capital withdrawals	(244,724)
Net cash used by financing activities	1,163
Net decrease in cash and cash equivalents	$ (5,241)
Cash and cash equivalents at beginning of year	32,622
Cash and cash equivalents at end of year	$ 27,381
Supplemental disclosure of cash flow infomation:	
Interest paid	$ 33,948

The Accompanying Notes are an Integral Part
of the Financial Statements

TREND TRADER, LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated borrowings at December 31, 2000	$ 275,000
Changes	-
Subordinated borrowings at December 31, 2001	$ 275,000

The Accompanying Notes are an Integral Part
of the Financial Statements

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations:

Trend Trader, LLC was duly organized under the laws of the State of Arizona on March 7, 1997. On December 16, 1997, the Company received a license from the National Association of Securities Dealers, Inc. (NASD) to operate as a broker-dealer of marketable securities. The Company provides securities broker-dealer services to its clientele primarily in the Southwestern United States.

The latest date on which the limited liability company is to dissolve is December 31, 2047.

Pervasiveness of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Cash and Cash Equivalents:

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Property and Equipment:

Property and equipment are recorded at cost. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation is provided for on the accelerated method over the estimated useful lives of the assets. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred. For the year ended December 31, 2001, depreciation expense in the amount of $52,742 was charged to operations.

The estimated useful lives for major classifications of assets are as follows:

Furniture and fixtures	7 years
Computer equipment	5 years
Office equipment	5 years
Leasehold improvements	3 years

The Company is the lessee of computer equipment under a capital lease agreement expiring in March, 2003. The asset and liability under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair market value of the asset. The asset is depreciated over its estimated productive life. Depreciation of the asset under the capital lease is included in depreciation expense, as noted above for the year ended December 31, 2001.

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations (Continued)

Advertising Costs:

The cost of advertising is expensed as incurred.

Income Taxes:

For financial accounting and tax reporting purposes the Company, as a limited liability company, follows the flow-through method of income tax reporting. Therefore, the Company does not report any income tax expense.

Note 2
Securities Owned, Not Readily Marketable

Securities owned, not readily marketable are comprised of investment securities for which there is no market on a securities exchange or no independent publicly quoted market. As of December 31, 2001, the not readily marketable securities, in the amount of $33,290, represent an investment in 300 shares of the NASDAQ Stock Market, Inc. Management believes the carrying value approximates fair market value as of the date of the financial statements.

Note 3
Deposits with Clearing Broker

At December 31, 2001, the Company has cash deposits with a clearing broker in the amount of $25,031. The deposits are necessary to maintain the Company's clearing account for future transactions. The Company must maintain a minimum deposit balance of $25,000.

Note 4
Property and Equipment

At December 31, 2001, property and equipment consists of the following:

Computer equipment	$ 388,643
Furniture and fixtures	39,980
Leasehold improvements	26,414
Office equipment	58,972
	514,009
Less: accumulated depreciation	(369,433)
	$ 144,576

Note 5
Notes Payable

At December 31, 2001, notes payable consist of the following:

Five (5) notes payable to Wells Fargo Bank, with interest ranging from 10.25% to 11.20%, with monthly principal and interest payments from $182 to $1,121, expiring through December, 2003; collateralized by computer and office equipment.	$ 24,254

A schedule of future minimum principal payments due on notes payable outstanding is as follows:

Year Ending December 31,	Amount
2002	$ 20,880
2003	3,374
	$ 24,254

Note 6
Related Party Transactions

Subordinated Note Payable – Related Party:

At December 31, 2001, the Company has a subordinated note payable to members as follows:

10% subordinated note payable to members of the Company, due in full December 31, 2004; subordinated in accordance with Rule 15c-1d of the Securities Exchange Act of 1934 to meet minimum net capital requirements.	$ 275,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

During the year ended December 31, 2001, the Company recorded interest expense in relation to the aforementioned note in the amount of $27,500.

Note 7
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), requiring (1) the maintenance of a minimum amount of net capital and (2) the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $10,104, which was $5,104 in excess of the required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 9.3 to 1 as of December 31, 2001.

Note 8
Commitments and Contingencies

Capital Leases:

The Company is the lessee of computer equipment, with an aggregate cost of $19,919 under a capital lease agreement which expires in March, 2003. Accumulated amortization on leased computer equipment was $16,060 as of December 31, 2001. Minimum future lease payments due under the capital lease agreement is as follows:

Year Ending December 31,	Amount
2002	$ 7,346
2003	612
Total minimum lease payments	7,958
Less: imputed interest	558
Present value of net minimum lease payments	$ 7,400

During the year ended December 31, 2001, the Company recorded interest expense in relation to the aforementioned capital lease in the amount of $1,351.

Operating Leases:

The Company is the lessee of a vehicle under a non-cancellable operating lease agreement, with monthly payments in the amount of $1,170, expiring in November, 2003. For the year ended December 31, 2001, rental expense for the vehicle was approximately $29,000.

The Company is the primary lessee of office space in Scottsdale, Arizona under a non-cancellable operating lease agreement, with monthly payments in the amount of $8,678, expiring in May, 2002. For the year ended December 31, 2001, rental expense for office space was approximately $112,000.

In addition, the Company also leases office equipment under a non-cancelable operating lease agreement, with monthly payments of $257, expiring in May, 2002. For the year ended December 31, 2001, the rental expense was approximately $2,300.

As of December 31, 2001, a schedule of future minimum lease payments due under the non-cancelable operating lease agreements is as follows:

Year Ending December 31,	Amount
2002	$ 59,674
2003	12,868
	$ 72,542

Note 8
Commitments and Contingencies (Continued)

Regulatory Agency Action:

One of the Company's clients potentially violated certain short sale requirements for which the NASD has proposed a fine. The Company is in disagreement over the nature and amount of the fine as they believe it is punitive due to the small size of the Company. As of December 31, 2001, the matter is pending subject to negotiation, and an estimate of the potential loss or range of loss cannot be made. As such, no accrual has been recorded in the accompanying financial statements. Management believes that the amount of the fine, if imposed, will not have a material effect on the operations and financial condition of the Company.

Note 9
Concentrations

Operations:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTAL INFORMATION

SCHEDULE I

TREND TRADER, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net Capital:		
Total Members' Deficit	$	(75,540)
Add: Subordinated Note Payable - Related Party:		275,000
Total Available Capital		199,460
Deduct Non-Allowable Assets:		
Prepaid expenses		(21,353)
Property and equipment, net of sole recourse debt		(116,622)
Other assets		(51,381)
		(189,356)
Net Capital	$	10,104
Aggregate Indebtedness:		
Accounts payable	$	93,559
Minimum Net Capital Requirement	$	5,000
Amount in Excess of Minimum Net Capital	$	5,104
Ratio: Aggregate Indebtedness To Net Capital		9.3 to 1

SCHEDULE II

TREND TRADER, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A.	Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A.	Number of items	-